LEGEND MARKETING, CORP.

873 East 14th Street

North Vancouver, BC V7L 2P5

Tel: (604) 765-0455

January 31, 2008

VIA EDGAR AND FAX

United States Securities and Exchange Commission

100 F Street North East

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Collin Webster, Staff Attorney

Division of Corporate Finance

Dear Sirs/Mesdames:

Re:	Legend Marketing, Corp. (the "Company")

SEC File Number: 333-141222

In connection with the Company's Form SB-2 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 10:00 a.m. (EST) Monday, February 4, 2008 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

(a)	should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;
(b)

the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and

(c)

the Company may not assert the Commission's comments or the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

Legend Marketing, Corp.

Per: “Franco Perrotta”

Franco Perrotta